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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press release 13th February 2003 "Orange UK launches flat rate GPRS pricing"

—
Press release 13th February 2003 "Orange UK simplifies data access for business"

—
Press release 17th February 2003 "Orange first UK mobile phone operator to launch new Sony Ericsson p800"

—
Press release 18th February 2003 "Orange launches new edition to SPV family"

—
Press release 20th February 2003 "Orange makes emailing on the move even easier for small businesses"

ORANGE UK LAUNCHES FLAT RATE GPRS PRICING

Orange Removes Major Barrier to Data Uptake by Providing The First Flat-Rate

GPRS Pricing Access Across Entire Data Portfolio

        13 February 2003:    Orange Business Solutions today announces the launch of new flat rate GPRS pricing, helping to drive the adoption of mobile data in businesses across the UK. In response to customer demand, Orange is providing price transparency and removing the risk of cost uncertainty by offering flat-rate GPRS pricing across all Email and Access solutions. From mobilising email with Office Freedom and Orange Wirefree server, to internet or intranet access, or leased line GPRS access, customers will have a fixed monthly, all-inclusive cost applicable to each solution.

        It is widely acknowledged that enabling mobile access to company information helps make businesses more efficient and profitable. However, mobile operators have traditionally applied a charge based on per Mb used, but this meant they did not know how much information was likely to be transferred. This has made it difficult for businesses to understand likely costs and budget for the service.

        This new GPRS pricing approach provides a flat rate price that includes all the GPRS that the customer should need. The new flat approach will also provide savings over current GPRS tariffs. Savings are further increased because Orange customers can average out the allowance of data usage across their entire workforce, accommodating both high and low users.

        "Orange is the first and only UK network to offer low risk pricing for all its mobile Email and Access solutions. Customers have told us that flat rate pricing is the critical driver of mobile data uptake in the business market, in the same way that pay-as-you go phones contributed to the growth in the consumer market. Business customers can now budget for data solutions with clear cost savings," explains Cynthia Gordon, marketing director, Orange Business Solutions.

        "Pricing of GPRS is currently a major issue for business solutions," says Lars Vestergaard, Research Manager, IDC Mobile and Wireless Communications.

        "Even with the advantages of GPRS, we have seen clear evidence that high pricing of business data services has been a major barrier for a more rapid uptake of obvious enterprise applications such as email."

        In conjunction with this new pricing structure, Orange is launching Office Freedom, an easy and affordable way to access business email on the move. Orange developed Office Freedom using a mobile data platform provided by SEVEN, a leading mobile communications company.

Table of Charges

        The new pricing runs across all of Orange's data services,

Services	All inclusive flat rate price (per user per month)*
Orange Office Freedom (wirefree email access to Microsoft and Lotus Notes)	£30
Orange Wirefree Server (wirefree access to Microsoft Outlook)	£25
GPRS Business Internet (wirefree access to Internet or intranet)	£45
GPRS Business LAN (wirefree access to corporate applications)	Cost depends on pipe size eg based on a 128k leased line—GPRS would cost £2800 for unlimited users and data transfer

*
GPRS tariffs are subject to a fair usage policy; however, usage is averaged across all end users in an organisation.

ENDS

Notes to Editors

        At the end of December 2002, Orange UK had over 13.3 million active customers, more than any other UK network, making it the UK's number one.

        The fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study published in May 2002 showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector in the UK. In September 2002 Orange UK won the Mobile Choice consumer award for Best Network; Mobile Choice said 'Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.'

        Orange UK provides high quality coverage to 99% of the UK population, and offers roaming to pay monthly customers on 286 networks in 126 countries and to pay as you go customers on 24 networks in 19 countries.

        Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

        Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

        For further information, call the Orange media centre on 020 7984 2000

ORANGE UK SIMPLIFIES DATA ACCESS FOR BUSINESS

Launch of Orange Office Freedom business email solution with all-inclusive pricing

        London, 13 February 2003:    Orange Business Solutions today announces the launch of Office Freedom, an easy and affordable solution to access business email on the move. This launch coincides with revolutionary new data pricing created as a response to customer demand, that offers businesses all the GPRS they need to access business data applications at an all-inclusive, flat rate price.

        Office Freedom is a flexible, scaleable data solution that offers businesses the benefits of wirefree™ business e-mail access without investing in onsite infrastructure. The advanced email and Personal Information Management system offers users 'always on' access to business data, including email, calendar, tasks and contacts. It allows customers to mobilise their Microsoft or Lotus Notes email platform.

        Office Freedom operates on existing WAP enabled devices and PDAs so there is no requirement to upgrade existing GPRS enabled devices. It does not require extra hardware or servers within the customers existing IT infrastructure. So customers can implement the service without incurring system integration costs or extra ongoing support costs.

        Orange UK's data pricing tariffs remove the risk of spiralling costs, offering business customers all the GPRS they need to mobile enable their business data applications for a flat rate price of £30 per month. The flat rate data usage tariff allows business customers to easily budget and fully manage the costs of mobilising their workforce.

        "Orange Business Solutions aims to provide its customers with the tools they need for wirefree business. This means products that are easy to implement, simple to budget for and that deliver real return on investment," said Cynthia Gordon, marketing director, Orange Business Solutions. "The addition of Office Freedom and the introduction of flat rate charging demonstrates our commitment to delivering customer value, transparency and simplicity and removes the implementation cost barrier associated with data adoption."

        Office Freedom sits alongside Orange Wirefree Server™, which provides remote access to Microsoft Outlook. Office Freedom has the flexibility and scalability to offer a high impact, low cost solution to all sizes of organisation and is ideal for those companies seeking the returns of mobile working without the expense of installing a back-end system.

Case Study

        ALcontrol, one of Europe's leading analytical laboratories, has been trialling Office Freedom. They have found Office Freedom allows job allocations and information updates to be received by colleagues in the field in real-time. Workers can now use the time between jobs to feed information back to headquarters, saving time and reducing costs. ALcontrol anticipate implementing Office Freedom across the company. Further information and photography available on request.

        Orange developed Office Freedom using technology provided by mobile communications company, SEVEN, using their mobile data services platform, System SEVEN™.

        There is a one time cost of £495 to implement Office Freedom, and £30 per user per month for the all-inclusive service with as much GPRS as customers will need.*

Orange Office Freedom	£30

*
GPRS data tariffs are subject to a fair usage policy, and the usage is averaged across an organisation, not the individual user. This enables a fairer pricing structure for all customers.

ENDS

Notes to Editors

At the end of December 2002, Orange UK had over 13.3 million active customers, more than any other UK network, making it the UK's number one.

The fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study published in May 2002 showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector in the UK. In September 2002 Orange UK won the Mobile Choice consumer award for Best Network; Mobile Choice said 'Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.'

Orange UK provides high quality coverage to 99% of the UK population, and offers roaming to pay monthly customers on 286 networks in 126 countries and to pay as you go customers on 24 networks in 19 countries.

Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

For further information, call the Orange media centre on 020 7984 2000

About SEVEN

SEVEN creates innovative mobile data communications software for mobile operators. The company's patent-pending System SEVEN™ software architecture allows mobile operators to provide secure, manageable, real-time mobile access to enterprise applications from any device, across any mobile network. Through its current customers Cingular, Orange and Sprint PCS, SEVEN enables over 50 million people worldwide to access enterprise applications from their mobile devices. SEVEN is a global company headquartered in Redwood City, CA, with regional offices in Europe, Japan and Asia Pacific. For more information, please visit http: //www.seven.com.

ORANGE FIRST UK MOBILE PHONE OPERATOR TO LAUNCH NEW SONY ERICSSON P800

        With photo messaging, video playback, web access, calendar function, games and much more, the P800 on Orange offers versatility on the move

        London. 17 February 2003.    Orange, the UK's most popular mobile phone service, today announces another first with the launch of the new Sony Ericsson P800 integrated camera phone.

        Whether you're a businessperson on the move, a games nut, a music fan—or all three—the versatile SonyEricsson P800 with colour touchscreen provides easy access to a wide range of applications.

        From February 17 Orange customers will be able to use the P800 to access a suite of services including photo messaging, email, calendar, Bluetooth and web browsing. Perfect for busy businesspeople on the move, the P800 offers PDA functions, including handwriting recognition, capability for syncing information across your handset and PC—and the ability to open popular Office files—including .xls, .doc and .pdfs.

        The Tri-band P800 can also be used as a pocket entertainment device, offering the ability to download music and video clips—or play 3D games on widescreen by opening the flip. A Picture Album feature also allows users to send and manage images sent via Orange Photo Messaging

        As well as being the first UK mobile communications service to launch the P800, Orange is the only UK network that allows customers to use the P800's full functionality; enabling them to choose to access services either via Orange GPRS or Orange High Speed Data, depending on their needs.

        Matthew Kirk, Category Management Director, Orange UK, said: "Orange is pleased to be the first UK mobile phone service to offer the Sony Ericsson P800. The P800 is amongst the most versatile handsets available for business and personal customers alike."

        The Sony Ericsson P800 is available now for approximately £249.99 on all pay monthly tariffs. To place an order, visit your local Orange stockist or call 0800 80 10 80.

        ENDS

For further information or for a trial handset please call Ben Rosier in the Orange media centre on 020 7984 1930

Notes to Editors

        At the end of December 2002, Orange UK had over 13.3 million active customers, more than any other UK network, making it the UK's number one.

        The fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study published in May 2002 showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector in the UK. In September 2002 Orange UK won the Mobile Choice consumer award for Best Network; Mobile Choice said 'Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.'

        Orange UK provides high quality coverage to 99% of the UK population, and offers roaming to pay monthly customers on 286 networks in 126 countries and to pay as you go customers on 24 networks in 19 countries.

        Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

        Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

ORANGE LAUNCHES NEW EDITION TO SPV FAMILY

"SPVx" primed for games, music and entertainment services

  •
  New Windows® Powered SPV to launch in April—consumer focus

  •
  Orange in talks to release detachable gaming cradle

  •
  Internal Orange codename—SPVx

        Cannes, France, 18 February 18 2003.    Orange, one of the world's largest communications companies, today announced the launch of a new consumer-orientated SPV—codenamed the SPVx.

        The announcement follows last November's launch of the SPV—the world's first mobile phone to use the Microsoft® Smartphone platform—and comes on the back of Orange research and customer feedback.

        The research indicates that the average SPV user is either a mobile business worker or early adopter, with a high use of email and synchronisation with their PC. With the addition of the SPVx, Orange is widening the SPV portfolio to engage the consumer customer, bringing them even easier access to games, music and entertainment services.

        Orange will offer special SPV and SPVx retail packs which will include the phone and specific accessories or accessory discounts for different market segments.

        The SPV—focussed at business customers, application developers and early adopters—will be offered with accessories including a new plug-in soft keyboard (making texting and email even easier), a fully-integrated car kit and a bluetooth headset which plugs in to the phone's serial port.

        The SPVx includes features such as a joystick for gaming and menu navigation, and will be offered with accessories such as entertainment memory cards (complete with games, songs and video clips) and a camera link cable that gives customers even more flexibility when Photo Messaging. Orange is also in talks with a number of companies with regards to launching a detachable cradle that transforms the phone into a gaming console. The accessories will also be available separately for purchase, allowing customers to independently mix and match their package depending on which phone or add-ons they require.

        Orange intends to launch the SPVx in April. The phone is intended to be offered in the UK, France, Denmark and Switzerland to sit alongside the original SPV. The SPVx has the same power and capabilities as the SPV, but the applications and look and feel have been designed specifically with consumer customers in mind. The SPVx—which has yet to be officially named by Orange—looks similar to the original SPV, but has a number of different features including:

  •
  new larger keyboard layout and "joystick" for menu navigation and gaming

  •
  new screen allowing even easier colour internet viewing

  •
  consumer-focussed menu layout and applications

        Richard Brennan, Executive Vice-President of OrangeWorld and Brand at Orange, said: "Initial data has shown us that many of our SPV users are either small business or corporate customers. That's why we decided to develop a new phone aimed at the mass market. We are modifying the menu structures on the SPVx so that the more consumer-focussed services, such as the internet, games, music applications, messaging services and Windows Media Player are the first programmes customers can access. We are also modifying the home screen to give a more consumer-orientated feel, and with the launch of cool accessories like the gaming cradle and entertainment memory cards, give customers even more opportunities to use its music, video and game functions. Orange customers now have a clear choice with regards to the SPV they wish to use—be it for business or pleasure."

        Today also sees the announcement of the first official Orange group release of new software for the SPV. The software update improves functionality and battery life and also gives customers two new applications—sound manager and picture manager. The update will be available for all SPV customers to download from the Orange.com website on Monday 24th February.

        Brennan continued: "The launch of the first SPV has been a great success. We've sold over 40,000 units and had some great feedback. We've also listened to our customers—what they liked about the phone and how they would like us to improve the experience. That information has helped us focus our work on the SPVx and also formed the basis of the software update for the original SPV."

        He added: "While we focus on the launch of the new phone we will not be neglecting the original SPV. In fact, over the next few weeks we will be announcing new applications, further software updates and business-focussed accessories, including a soft keyboard, a bluetooth solution and a fully integrated car kit.

        "We now have two phones in the SPV family, with more to follow. In the future, we are looking to extend the experience even further, to include clam-shell handsets, built-in cameras, bluetooth capabilities and so much more."

        The SPVx is due to be available in stores across the UK, France, Denmark and Switzerland in the next six to eight weeks. The price point has yet to be announced.

        ends

        For more information, images and interview requests, please call the Orange media centre on +44 207 984 2000

Notes to Editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 20 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic and the Cameroon. The Orange group also has controlled operations in Belgium (Mobistar), the Netherlands (Dutchtone), Botswana (Vista Cellular) and Madagascar (SMM) and intends to launch Orange UMTS operations in Luxembourg. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Italy (Wind), Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile). As at the end of December 2002, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with 18.8 million active customers. Orange has 44.4 million controlled customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

Appendix

Survey results

Orange research found that:

  •
  88% of Orange customers rate their SPV ease of use "better than OK'

  •
  Average SPV customer had an internet or WAP session 5 times per day (over three times the number of times a non-SPV pay monthly Orange customer accesses the internet or WAP)

  •
  83% of Orange customers have synchronised the SPV with their PC

  •
  63% are using email with 83% of those finding it 'better than OK' to use

  •
  Almost 50% of the SPV customer-base use MMS services

  •
  Portal and Internet accessed used by 78% of Orange SPV customers

  •
  75% of SPV customers enjoy watching video clips and playing games

Facts and Figures

  •
  SPV stands for Sound Pictures Video.

  •
  The launch of the SPV was announced in October 2002 with retail availability in November.

  •
  The SPV was the world's first Microsoft Windows® powered phone.

  •
  Orange has sold over 40,000 SPVs across the UK, France, Switzerland and Denmark.

ORANGE MAKES EMAILING ON THE MOVE EVEN EASIER FOR SMALL BUSINESSES

        Free Mobile Email configuration service gets laptop and PDA users set up for email on the move in minutes; new GPRS pricing provides greater flexibility

  •
  One third of small businesses and two thirds of self-employed people travel regularly on business purposes(1)

  •
  UK businesses lose 350,000 plus working days a year(2) due to downtime incurred whilst travelling for business

  •
  Orange launches Mobile Email—free configuration service connecting small businesses to email on the move. New service is available on both laptops and PDAs, connects to over 20 popular ISPs and MSPs and can be configured in just five minutes.

        London, 20 February 2003:    Orange UK today announces the launch of Mobile Email, a free email configuration service, unique to Orange, set to take the headache out of accessing email on the move. Customers across the UK can now have their laptops and PDAs set-up to send and receive email from their choice of over 20 popular internet service providers and mail service providers—typically in under five minutes.

        Many small businesses lack the necessary IT support to set up PDAs to send and receive email on the move—Mobile Email enables customers to visit their nearest participating Orange stockist where staff will configure devices free of charge. In addition, Orange is also offering laptop users free configuration software, featuring an easy to use 'wizard' interface, to quickly and easily set them up to send and receive email whilst out of the office.

        All customers need to do is bring a compatible phone and PDA into their nearest participating Orange stockist and staff will connect their email account whilst they wait—in a matter of minutes.

        Alternatively, those customers with laptops (or a PDA without an SD card slot) can download the configuration software onto their device by visiting the Orange website (Orange.co.uk/mobileemail). For small business customers who prefer to configure their devices manually, there is an easy to follow guide on the website, which also includes additional tips on how to set up your email for mobile access.

        Customers can also dial 156 from their Orange phone to be connected to the Orange data line, where a member of customer services can talk them through the step by step procedure—and provide them with ongoing support.

        Mobile Email allows customers to send email whilst on the move—so even if they are in between meetings, waiting for a flight, or in a café, they can be as effective out of the office as they are in it. An earlier version of the configuration service was trialled in the South-East and proved so successful it is now being rolled out across the country. The new Mobile Email service now offers configuration of laptop devices as well as an even faster and easier set up procedure for PDA users.

        Alongside the launch of the faster Mobile Email configuration service, Orange is also introducing a new range of even more flexible GPRS pricing schemes. With the launch of the new GPRS pricing for small business, Orange is offering even better value data services to businesses who want to work whilst out of the office, and removing another perceived barrier to adoption of wirefree data services.

        For the first time registered small business customers on Orange can choose between a "pay as you consume" GPRS option at £3 per Megabyte—or buying a bundle of data, further reducing the cost per Megabyte.

        To offer customers even greater flexibility, Orange is also expanding its range of GPRS bundles. For higher end customer this brings the price per megabyte of data down to less than £1.34 inside the bundle (on GPRS 30)—and, in the UK, small business customers never pay more than £3 per megabyte. [See pricing table below for full details.]

        David Bugg, Head of Small Business Marketing at Orange UK, says: "Orange Mobile Email allows small businesses to pick up and receive email whilst out of the office, helping them make more effective use of their time—and enabling them to compete more effectively with their larger rivals."

        He adds: "Small businesses in the UK have enough hassle and red tape to worry about already. This service means businesses without a technical support function can get their portable devices set up for email quickly and easily—whether it's laptops, phones or PDAs. Typically, Orange Mobile Email can now be set up in less than five minutes in-store—so small businesses can get down to business faster."

New GPRS pricing for small business:

New "pay as you use" GPRS price of £3 (£2.55) per Mb

Bundle	Data included/Price (Ex VAT Price in brackets)	Out of Bundle Usage Price
GPRS 1:	1Mb £2 (£1.70) per month	£3 (£2.55) per Mb
GPRS 2:	2Mb £4 (£3.40) per month	£3 (£2.55) per Mb
GPRS 4:	4Mb £8 (£6.81) per month	£3 (£2.55) per Mb
GPRS 7:	7Mb £15 (£12.77) per month	£1.50 (£1.28) per Mb
GPRS 15:	15Mb £25 (£21.28) per month	£1.50 (£1.28) per Mb
GPRS 30:	30 Mb £40 (£34.04) per month	£1.50 (£1.28) per Mb

        Journalists:    Take the Mobile Email Challenge in-store now and see just how quick and easy it is to get Mobile Email set up on a PDA—by trying the same easy to use set up software used by Orange Retail staff. You'll need details of your ISP, a phone, and a PDA with an SD card slot. Just insert the SD card into the device, enter your details, tap the screen when prompted—and you're set up to send and receive email.

        For further information or to take the challenge just call Ben Rosier in the Orange Media Centre on 0207 984 1930, or Zoe Harris at Cohn & Wolfe on 0207 331 5335.

Case Study: Customer experience

        Milkfed is a creative consultancy advising clients on PR, marketing, and production. The company manages and promotes bands, events, parties, and bars, putting on gigs and generating media interest.

        Founder and Director, Lewis Khan, spends as much as 70% of his time out of the office—visiting venues, running events and meeting with clients. It is essential that he is able to keep in touch easily with his office and colleagues to maintain a competitive edge in the market. Through Mobile Email, Lewis estimates he saves at least ten hours a week in communication time and describes the service as a 'godsend'.

        Axiomlab plc is a venture capital company, specialising in early stage regional businesses.

        Managing director, Fred Mendelsohn, spends much of his time on the road—visiting Axiomlab's regional portfolio, meeting entrepreneurs and new investments and liasing with investors and advisors. As such it is vital that he is able to keep in touch easily with his office and colleagues without necessarily being tied to a physical location. Through using Mobile Email, Fred estimates he saves an average of five hours a week in communication time, as well as being able to receive and send emails at otherwise inconvenient times.

Ends

(1)
Source: Small Business and self employed workforce research conducted for Orange by IPSOS, December 2002

(2)
Figure based on median number of hours wasted (11.2) multiplied by total number of UK Business Travellers (8.3 million according to Mintel International Business Travel Report 2001). Number of hours per year then divided by (number of working days per week* number of weeks per year) in order to obtain number of working days per year = 357,538. Source: survey conducted by Taylor Nelson

Notes to Editors

At the end of December 2002, Orange UK had over 13.3 million active customers, more than any other UK network, making it the UK's number one.

The fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study published in May 2002 showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector in the UK. In September 2002 Orange UK won the Mobile Choice consumer award for Best Network; Mobile Choice said 'Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.'

Orange UK provides high quality coverage to 99% of the UK population, and offers roaming to pay monthly customers on 286 networks in 126 countries and to pay as you go customers on 24 networks in 19 countries.

Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

For further information, call the Orange media centre on 020 7984 2000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 24TH MARCH 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

QuickLinks

ORANGE UK LAUNCHES FLAT RATE GPRS PRICING Orange Removes Major Barrier to Data Uptake by Providing The First Flat-Rate GPRS Pricing Access Across Entire Data Portfolio
ORANGE UK SIMPLIFIES DATA ACCESS FOR BUSINESS Launch of Orange Office Freedom business email solution with all-inclusive pricing
ORANGE FIRST UK MOBILE PHONE OPERATOR TO LAUNCH NEW SONY ERICSSON P800
ORANGE LAUNCHES NEW EDITION TO SPV FAMILY "SPV x " primed for games, music and entertainment services
ORANGE MAKES EMAILING ON THE MOVE EVEN EASIER FOR SMALL BUSINESSES
SIGNATURES